Exhibit 5.3
GROVE COLLABORATIVE HOLDINGS, INC.

Employee Inducement Restricted Stock Unit Award Notice
Jeff Yurcisin
You have been awarded a restricted stock unit award with respect to shares of Class A Common Stock of Grove Collaborative Holdings, Inc., a Delaware corporation (the “Company”). This Award is being granted to you as an “employment inducement award” under Section 303A.08 of the New York Stock Exchange Listed Company Manual and is granted outside of the Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (the “Plan”). Notwithstanding that the Award is being granted outside of the Plan, except as expressly provided otherwise, the Award will be administered in a manner consistent with the terms and conditions of the Plan. This Award is subject to all of the terms and conditions as set forth in this Award Notice and in the Restricted Stock Unit Award Agreement (together with this Award Notice, the “Agreement”), a copy of which is attached hereto. Capitalized terms not defined herein shall have the meanings specified in the Plan or the Agreement.

Restricted Stock Units:	You have been awarded a restricted stock unit award with respect to 340,000 Shares, par value $0.0001 per share, subject to adjustment as provided in the Plan.

Grant Date:	August 16, 2023

Vesting Schedule:
Except as otherwise provided in the Plan, the Agreement or any other agreement between the Company or any of its Subsidiaries and Holder in effect as of the Grant Date, the Award shall vest 25% on August 15, 2024 and in twelve (12) equal quarterly installments thereafter on the Company’s standard quarterly vesting date (i.e., February 15, May 15, August 15 and November 15 of each calendar year (or, if such date occurs on a weekend or federal holiday, the next business day)), if, and only if, you are, and have been, continuously (except for any absence for vacation, leave, etc. in accordance with the Company’s or its Subsidiaries’ policies): (i) employed by the Company or any of its Subsidiaries; (ii) serving as a Non-Employee Director; or (iii) providing services to the Company or any of its Subsidiaries as an advisor or consultant, in each case, from the date of this Agreement through and including the applicable vesting date.

GROVE COLLABORATIVE HOLDINGS, INC.

By: /s/ Sergio Cervantes
Name: Sergio Cervantes
Title: Chief Financial Officer

Acknowledgment, Acceptance and Agreement:
By signing below and returning this Award Notice to Grove Collaborative Holdings, Inc., I hereby accept the Award granted to me and acknowledge and agree to be bound by the terms and conditions of this Award Notice and the Agreement.

/s/ Jeff Yurcisin	Date: August 13, 2023
Chief Executive Officer

GROVE COLLABORATIVE HOLDINGS, INC.

EMPLOYEE INDUCEMENT RESTRICTED STOCK UNIT AWARD AGREEMENT
Grove Collaborative, Holdings Inc., a Delaware corporation (the “Company”), hereby grants to the individual (the “Holder”) named in the award notice attached hereto (the “Award Notice”) as of the date set forth in the Award Notice (the “Grant Date”), a restricted stock unit award (the “Award”) with respect to the number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Stock”), set forth in the Award Notice. This Award is being granted to Holder as an “employment inducement award” under Section 303A.08 of the New York Stock Exchange Listed Company Manual and is granted outside of the Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (the “Plan”). Notwithstanding that the Award is being granted outside of the Plan, except as expressly provided otherwise, the Award will be administered in a manner consistent with the terms and conditions of the Plan. This Award is subject to all of the terms and conditions set forth in this agreement (the “Agreement”) and in the Award Notice. Capitalized terms not defined herein shall have the meanings specified in the Plan.
1.    Award Subject to Acceptance of Agreement. The Award shall be null and void unless the Holder accepts this Agreement by executing the Award Notice in the space provided therefor and returning an original execution copy of the Award Notice to the Company or electronically accepting this Agreement within the Holder’s stock plan account with the Company’s stock plan administrator according to the procedures then in effect.
2.    Rights as a Stockholder. The Holder shall not be entitled to any privileges of ownership with respect to the shares of Stock subject to the Award unless and until, and only to the extent, such shares become vested pursuant to Section 3 hereof and the Holder becomes a stockholder of record with respect to such shares. The Award includes a right to dividend equivalents equal to the value of any dividends paid on the Stock for which the dividend record date occurs between the Grant Date and the date the Award is settled or forfeited. Subject to vesting, each dividend equivalent entitles the Holder to receive the equivalent cash value of any such dividends paid on the number of shares of Stock underlying the Award that are outstanding during such period. Dividend equivalents will be accrued (without interest) and will be subject to the same conditions as the shares of Stock to which they are attributable, including, without limitation, the vesting conditions, the provisions governing the time and form of settlement of the Award.
3.    Restriction Period and Vesting.
3.1.    Service-Based Vesting Condition. Except as otherwise provided in this Section 3, the Award shall vest in accordance with the vesting schedule set forth in the Award

Notice. The period of time prior to the full vesting of the Award shall be referred to herein as the “Restriction Period.”
3.2.    Termination of Employment.
(a)    Termination of Employment Due to Death or Disability. If the Holder’s employment with the Company terminates prior to the end of the Restriction Period by reason of the Holder’s death or termination by the Company due to Disability, then in any such case, the Award shall be 100% vested upon such termination of employment.
(b)    Termination of Employment Without Cause or For Good Reason. Subject to the Holder's execution and non-revocation of a general release of claims in favor of the Company and related persons and entities (the “Release”), if the Holder’s employment with the Company terminates prior to the end of the Restriction Period and prior to a Change in Control (i) by the Company without Cause or (ii) by the Holder for Good Reason, in each case, the portion of the Award that would have vested on or before the date that occurs nine (9) months following the termination date had the Holder remained employed by the Company through such date shall vest as of such termination of employment. Subject to Section 3.3(b) below, the portion of the Award that does not vest pursuant to the preceding sentence shall be immediately and automatically forfeited by the Holder and cancelled by the Company.
(c)    Termination of Employment For Cause or Without Good Reason. If the Holder’s employment with the Company terminates prior to the end of the Restriction Period and prior to a Change in Control by the Company for Cause or by the Holder without Good Reason, then the Award shall be immediately and automatically forfeited by the Holder and cancelled by the Company.
3.3.    Change in Control.
(a)    Vesting of Award Not Assumed. In the event of a Change in Control prior to the end of the Restriction Period pursuant to which the Award is not effectively assumed or continued by the surviving or acquiring corporation in such Change in Control (as determined by the Board or Committee, with appropriate adjustments to the number and kind of shares, in each case, that preserve the value of the shares subject to the Award and other material terms and conditions of the outstanding Award as in effect immediately prior to the Change in Control), the Award shall vest in its entirety as of the date of the Change in Control.
(b)    Vesting of Award Assumed. In the event of a Change in Control prior to the end of the Restriction Period pursuant to which the Award is effectively assumed or continued by the surviving or acquiring corporation in such Change in Control (as determined by the Board or Committee, with appropriate adjustments to the number and kind of shares, in each case, that preserve the value of the shares subject to the Award and other material terms and conditions of the outstanding Award as in effect immediately prior to the Change in Control) and (i) the Holder remains continuously employed through the end of the Restriction Period or (ii) the Company terminates the Holder’s employment without Cause or the Holder resigns for Good Reason within three (3) months prior to or twelve (12) months following such Change in Control (the “CIC Protection Period”) and subject to the Holder's execution and non-revocation of the Release, in any such case, the Award shall become fully vested as of the earlier of (x) the end of the Restriction Period and (y) the Holder’s termination of employment during the CIC Protection Period; provided, however, if the Holder’s employment is terminated during the three (3) months prior to a Change in Control by the Company without Cause or by the Holder due to Good Reason, then the portion of the Award that does not vest in accordance with Section 3.2(b), shall remain outstanding but not distributable upon such termination and shall vest upon the occurrence of a Change in Control within three (3) months following such termination and, if the

Change in Control does not occur within such three (3) months, the unvested portion of the Award shall be immediately and automatically forfeited by the Holder and cancelled by the Company. If, following a Change in Control, the Holder experiences a termination of employment other than as set forth in Section 3.2(a) or this Section 3.3(b), the Award shall be immediately and automatically forfeited by the Holder and cancelled by the Company.
3.4.    Definitions.
(a)    Cause. For purposes of this Award, (i) “Cause” shall have the meaning assigned to such term in any written employment or similar agreement between the Company or any of its Subsidiaries and the Holder in effect on the Grant Date or (ii) if Holder is not party to an employment or similar agreement in effect on the Grant Date which defines “Cause,” then “Cause” shall mean: (A) the Holder’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (B) the Holder’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (C) the Holder’s intentional, material violation of any contract or agreement between the Holder and the Company, of any material Company policy applicable to Holder or of any statutory duty owed to the Company; (D) the Holder’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (E) the Holder’s gross, or material deliberate, misconduct. The determination that a termination of the Holder’s employment is either for Cause or without Cause will be made by the Company (or, in the event the Holder is subject to Section 16 of the Exchange Act, the Committee), in its sole discretion. Any determination by the Company (or, if applicable, the Committee) that the Holder’s employment was terminated with or without Cause for the purposes of this Award shall have no effect upon any determination of the rights or obligations of the Company or the Holder for any other purpose.
(b)    Disability. For purposes of this Award, “Disability” shall mean the inability of the Holder to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Company (or, in the event the Holder is subject to Section 16 of the Exchange Act, the Committee) on the basis of such medical evidence as the Company (or, in the event the Holder is subject to Section 16 of the Exchange Act, the Committee) deems warranted under the circumstances.
(c)    Good Reason. For purposes of this Award, (i) “Good Reason” shall have the meaning assigned to such term in any written employment or similar agreement between the Company or any of its Subsidiaries and the Holder in effect on the Grant Date or (ii) if Holder is not party to an employment or similar agreement in effect on the Grant Date which defines “Good Reason,” then “Good Reason” shall mean Holder’s voluntary termination following: (A) a material reduction in the Holder’s base salary; (B) a material reduction in the Holder’s authority, duties or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless the Holder’s new authority, duties or responsibilities are substantially reduced from the prior authority, duties or responsibilities; or (C) a relocation of the Holder’s principal place of employment that results in an increase in the Holder’s one-way driving distance by more than ten (10) miles from the Holder’s then current principal residence. In order to resign for Good Reason, the Holder must provide written notice of the event giving rise to Good Reason to the Company’s Chief Executive Officer (or, in the event the Holder is subject to Section 16 of the Exchange Act, the Board) within thirty (30) days after the condition arises, allow the Company thirty (30) days to cure such condition, and if the Company fails to cure the condition within such period, the

Holder’s resignation from all positions the Holder then held with the Company must be effective not later than thirty (30) days after the end of the Company’s cure period.
4.    Issuance or Delivery of Shares. Subject to Section 6.13 and except as otherwise provided for herein, within 60 days after the vesting of the Award, the Company shall issue or deliver, subject to the conditions of this Agreement, the vested shares of Stock to the Holder (the date such shares of Stock are issued to the Holder, the “Issuance Date”). Such issuance or delivery shall be evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company. The Company shall pay all original issue or transfer taxes and all fees and expenses incident to such issuance or delivery, except as otherwise provided in Section 6. Prior to the issuance to the Holder of the shares of Stock subject to the Award, the Holder shall have no direct or secured claim in any specific assets of the Company or in such shares of Stock, and will have the status of a general unsecured creditor of the Company.
5.    Transfer Restrictions and Investment Representation.
5.1.    Non-Transferability of Award. The Award may not be transferred by the Holder other than by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company. Except to the extent permitted by the foregoing sentence, the Award may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of the Award, the Award and all rights hereunder shall immediately become null and void.
5.2.    Investment Representation. The Holder hereby covenants that (a) any sale of any share of Stock acquired upon the vesting of the Award shall be made either pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and any applicable state securities laws, or pursuant to an exemption from registration under the Securities Act and such state securities laws and (b) the Holder shall comply with all regulations and requirements of any regulatory authority having control of or supervision over the issuance of the shares and, in connection therewith, shall execute any documents which the Committee shall in its sole discretion deem necessary or advisable.
6.    Additional Terms and Conditions of Award.
6.1.    Withholding Taxes.
(a)    As a condition precedent to the delivery of the Shares upon vesting of the Award, the Holder shall, upon request by the Company, pay to the Company such amount as the Company may be required, under all applicable federal, state, local or other laws or regulations, to withhold and pay over as income or other withholding taxes (the “Required Tax Payments”) with respect to the Award. If the Holder shall fail to advance the Required Tax Payments after request by the Company, the Company may, in its discretion, deduct any Required Tax Payments from any amount then or thereafter payable by the Company to the Holder.
(b)    The Holder may elect to satisfy his or her obligation to advance the Required Tax Payments by any of the following means: (i) a cash payment to the Company; (ii) delivery to the Company (either actual delivery or by attestation procedures established by the Company) of previously owned whole Shares having an aggregate Fair Market Value, determined as of the date on which such withholding obligation arises (the “Tax Date”), equal to the Required Tax Payments; (iii) authorizing the Company to withhold whole Shares which would otherwise be delivered to the Holder having an aggregate Fair Market Value, determined as of the Tax Date, equal to the Required Tax Payments; or (iv) any combination of (i), (ii) and (iii). Shares to be delivered or withheld may not have a Fair Market Value in excess of the minimum amount of the Required Tax Payments (or such higher amount as elected by the Holder and which does not raise adverse accounting consequences). Any fraction of a Share which would be required to satisfy any such obligation shall be disregarded and the remaining amount due shall be paid in cash by the Holder. No Shares shall be delivered until the Required Tax Payments have been satisfied in full.
6.2.    Compliance with Applicable Law. The Award is subject to the condition that if the listing, registration or qualification of the shares of Stock subject to the Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares hereunder, the shares of Stock subject to the Award shall not be delivered, in whole or in part, unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company agrees to use reasonable efforts to effect or obtain any such listing, registration, qualification, consent, approval or other action.
6.3.    Award Confers No Rights to Continued Employment. In no event shall the granting of the Award or its acceptance by the Holder, or any provision of the Agreement or the Plan, give or be deemed to give the Holder any right to continued employment by the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment of any person at any time.
6.4.    Decisions of Board or Committee. The Board or the Committee shall have the right to resolve all questions which may arise in connection with the Award. Any interpretation, determination or other action made or taken by the Board or the Committee regarding the Plan or this Agreement shall be final, binding and conclusive.
6.5.    Successors. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company and any person or persons who shall, upon the death of the Holder, acquire any rights hereunder in accordance with this Agreement or the Plan.
6.6.    Notices. All notices, requests or other communications provided for in this Agreement shall be made, if to the Company, to Grove Collaborative Holdings, Inc., Attn: Chief Legal Officer, 1301 Sansome Street, San Francisco, California 94111, and if to the Holder, to the last known mailing address of the Holder contained in the records of the Company. All notices, requests or other communications provided for in this Agreement shall be made in writing either (a) by personal delivery, (b) by facsimile or electronic mail with confirmation of receipt, (c) by mailing in the United States mails or (d) by express courier service. The notice, request or other communication shall be deemed to be received upon personal delivery, upon confirmation of receipt of facsimile or electronic mail transmission or upon receipt by the party entitled thereto if by United States mail or express courier service; provided, however, that if a notice, request or other communication sent to the Company is not received during regular business hours, it shall be deemed to be received on the next succeeding business day of the Company.
6.7.    Governing Law. This Agreement, the Award and all determinations made and actions taken pursuant hereto and thereto, to the extent not governed by the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

6.8.    Administration Consistent with the Plan. Notwithstanding that the Award is being granted outside of the Plan, except as expressly provided otherwise, the Award will be administered in a manner consistent with the terms and conditions of the Plan. In the event that the provisions of this Agreement and the Plan conflict, the Agreement shall control. The Holder hereby acknowledges receipt of a copy of the Plan.
6.9.    Entire Agreement. This Agreement and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder’s interest except by means of a writing signed by the Company and the Holder.
6.10.    Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.
6.11.    Amendment and Waiver. The Company may amend the provisions of this Agreement at any time; provided that an amendment that would adversely affect the Holder’s rights under this Agreement shall be subject to the written consent of the Holder. No course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.
6.12.    Counterparts. The Award Notice may be executed in two counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same instrument.
6.13.    Compliance With Section 409A of the Code. This Award is intended to be exempt from or comply with Section 409A of the Code, and shall be interpreted and construed accordingly, and each payment hereunder shall be considered a separate payment for purposes of Section 409A of the Code. To the extent this Agreement provides for the Award to become vested and be settled upon the Holder’s termination of employment, the applicable shares of Stock shall be transferred to the Holder or his or her beneficiary upon the Holder’s “separation from service,” within the meaning of Section 409A of the Code; provided that if the Holder is a “specified employee,” within the meaning of Section 409A of the Code, then to the extent the Award constitutes nonqualified deferred compensation, within the meaning of Section 409A of the Code, such shares of Stock shall be transferred to the Holder or his or her beneficiary upon the earlier to occur of (i) the six-month anniversary of such separation from service and (ii) the date of the Holder’s death. In the event the Award constitutes nonqualified deferred compensation, within the meaning of Section 409A of the Code, and the RSUs are scheduled to vest and be settled upon execution and non-revocation of a Release and the 60-day settlement period begins in one calendar year and ends in a second calendar year, the RSUs shall be settled in the second calendar year no later than the last day of such 60-day period.
6.14.    Protected Rights. Nothing in this Agreement or otherwise is intended to, or does, prohibit the Holder from (i) filing a charge or complaint with, providing truthful information to, or cooperating with an investigation being conducted by a governmental agency (such as the U.S. Equal Employment Opportunity Commission, another other fair employment practices agency, the U.S. National Labor Relations Board, the U.S. Department of Labor, or the U.S. Securities and Exchange Commission (the “SEC”)); (ii) engaging in other legally-protected activities; (iii) giving truthful testimony or making statements under oath in response to a subpoena or other valid legal process or in any legal proceeding; (iv) otherwise making truthful statements as required by law or valid legal process; or (v) disclosing a trade secret in confidence to a governmental official, directly or indirectly, or to an attorney, if the disclosure is made solely for the purpose of reporting or investigating a suspected violation of law.  Accordingly, the

Holder shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  In the event the Holder files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Holder may disclose the trade secret(s) of the Company to the Holder’s attorney and use the trade secret information in the court proceeding, if the Holder (i) files any document containing the trade secret under seal; and (ii) does not disclose the trade secret, except pursuant to court order.  In accordance with applicable law, and notwithstanding any other provision of the Plan or this Agreement, nothing in the Plan, this Agreement or any of any policies or agreements of the Company or any affiliate applicable to the Holder (i) impedes the Holder’s right to communicate with the SEC or any other governmental agency about possible violations of federal securities or other laws or regulations or (ii) requires the Holder to provide any prior notice to the Company or its affiliates or obtain their prior approval before engaging in any such communications.
6.15.    Clawback. The Award and any cash payment or shares of Stock delivered pursuant to the Award are subject to forfeiture, recovery by the Company or other action pursuant to any clawback or recoupment policy in effect as of the Grant Date or which the Company may adopt from time to time to comply with applicable law, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.